EXHIBIT 99.1

UP Fintech Holding Limited Reports Unaudited First Quarter 2023 Financial Results

Singapore, May 30, 2023 – UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced its unaudited financial results for the first quarter ended March 31, 2023.

Mr. Wu Tianhua, Chairman and CEO of UP Fintech stated: "We saw modest recovery in market activities in the first quarter, while we keep diversify our revenue composition. Commission income and interest related income both improved compared to the prior quarter, total revenue reached US$66.3 million, an increase of 3.9% sequentially and a 26.0% year over year. Thanks to our emphasis on cost and efficiency, we had a strong turn in profitability in the first quarter. Our GAAP and non-GAAP net income attributable to UP Fintech were US$8.0 million and US$10.3 million, a substantial increase of 541% and 129% compared to the prior quarter.

In the first quarter we added 30,392 funded accounts, representing an 11.2% increase compared to the previous quarter, and the total number of funded accounts at the end of the first quarter reached 811,900. We saw nearly US$1.2 billion net asset inflow this quarter, and total account balance increased 15.2% sequentially to US$16.1 billion. In addition, the average customer acquisition cost (“CAC”) in the first quarter was US$171, a significant improvement from US$271 in the previous quarter. This indicates that our ongoing international expansion have been well received by local investors in various regions and ROI remains at an industry-leading level, gives us the flexibility to dynamically adjust customer acquisition strategies in the future.

We continued to invest in research and development to enhance operational efficiency and user experience. In the first quarter, execution and clearing expenses as a percentage of commissions decreased from 16.1% in the previous quarter to 9.6%, as we started to self-cleared more Hong Kong equities since February. In addition, we soft launched TigerGPT recently for beta testing. This feature, first-of-its-kind financial AI based on ChatGPT, allows users to quickly extract and analyze investment-related data to help them with their investment research, can also significantly reduce the learning curve for new users.

Our corporate businesses continued to perform well in the first quarter of 2023. During this period, we underwrote a total of 8 U.S. and Hong Kong IPOs. In ESOP business, we added 29 new clients in the first quarter, bringing the total number of ESOP clients served to 448 as of March 31, 2023."

Financial Highlights for First Quarter 2023

•
Total revenues were US$66.3 million, an increase of 26.0% year-over-year and an increase of 3.9% quarter-over-quarter.
•
Total net revenues were US$57.9 million, an increase of 18.3% year-over-year and an increase of 2.2% quarter-over-quarter.
•
Net income attributable to ordinary shareholders of UP Fintech was US$8.0 million compared to a net loss of US$5.9 million in the same quarter of last year.
•
Non-GAAP net income attributable to ordinary shareholders of UP Fintech was US$10.3 million, compared to a non-GAAP net loss of US$1.9 million in the same quarter of last year. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Operating Highlights for First Quarter 2023

•
Total account balance increased 6.0% year-over-year to US$16.1 billion.
•
Total margin financing and securities lending balance increased 32.4% year-over-year to US$2.2 billion.
•
Total number of customers with deposit increased 15.4% year-over-year to 811,900.

Selected Operating Data for First Quarter 2023

	As of and for the three months ended
	March 31,	December 31,	March 31,
	2022	2022	2023
In 000's
Number of customer accounts	1,896.2	2,008.0	2,060.5
Number of customers with deposits	703.5	781.5	811.9
Number of options and futures contracts traded	8,420.4	7,432.3	7,885.6
In USD millions
Trading volume	91,016.9	68,541.9	67,044.1
Trading volume of stocks	34,700.8	20,453.4	22,990.5
Total account balance	15,210.3	14,005.3	16,128.5

First Quarter 2023 Financial Results

REVENUES

Total revenues were US$66.3 million, an increase of 26.0% from US$52.6 million in the same quarter of last year.

Commissions were US$25.4 million, a decrease of 16.5% from US$30.5 million in the same quarter of last year, due to a decrease in trading volume.

Financing service fees were US$2.9 million, an increase of 82.1% from US$1.6 million in the same quarter of last year, primarily due to increased interest rates.

Interest income was US$34.6 million, an increase of 123.8% from US$15.5 million in the same quarter of last year, primarily due to the increase in margin financing and securities lending activities.

Other revenues were US$3.4 million, a decrease of 32.9% from US$5.1 million in the same quarter of last year, primarily due to the slowdown in currency exchange service.

Interest expense was US$8.4 million, an increase of 130.3% from US$3.7 million in the same quarter of last year, primarily due to increased interest rates.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$45.9 million, a decrease of 16.4% from US$54.9 million in the same quarter of last year.

Execution and clearing expenses were US$2.4 million, a decrease of 46.1% from US$4.5 million in the same quarter of last year due to lower trading volume.

Employee compensation and benefits expenses were US$24.4 million, a decrease of 11.2% from US$27.5 million in the same quarter of last year, as we adjusted our headcount in response to challenges arising from market backdrop.

Occupancy, depreciation and amortization expenses were US$2.4 million, an increase of 18.8% from US$2.0 million in the same quarter of last year due to increase in overseas office space and relevant leasehold improvements.

Communication and market data expenses were US$7.0 million, an increase of 9.2% from US$6.4 million in the same quarter of last year due to the increase of market data platforms used.

Marketing and branding expenses were US$5.2 million, a decrease of 47.9% from US$10.0 million in the same quarter of last year, as we slowed down marketing campaign due to weaker market backdrop.

General and administrative expenses were US$4.5 million, a slight decrease of 1.0% from US$4.5 million in the same quarter of last year.

NET INCOME/LOSS attributable to ordinary shareholders of UP Fintech

Net income attributable to ordinary shareholders of UP Fintech was US$8.0 million, as compared to a net loss of US$5.9 million in the same quarter of last year. Net income per ADS – diluted was US$0.051, as compared to a net loss per ADS – diluted of US$0.039 in the same quarter of last year.

Non-GAAP net income attributable to ordinary shareholders of UP Fintech, which excludes share-based compensation and impairment loss from long-term investments, was US$10.3 million, as compared to a US$1.9 million non-GAAP net loss attributable to ordinary shareholders of UP Fintech in the same quarter of last year. Non-GAAP net income per ADS – diluted was US$0.066 as compared to a non-GAAP net loss per ADS – diluted of US$0.013 in the same quarter of last year.

For the first quarter of 2023, the Company’s weighted average number of ADSs used in calculating non-GAAP net income per ADS – diluted was 160,315,847. As of March 31, 2023, the Company had a total of 2,324,798,812 Class A and B ordinary shares outstanding, or the equivalent of 154,986,587 ADSs.

CERTAIN OTHER FINANCIAL ITEMS

As of March 31, 2023, the Company's cash and cash equivalents and term deposits were US$228.8 million, compared to US$278.6 million as of December 31, 2022.

As of March 31, 2023, the allowance balance of receivables from customers was US$0.8 million compared to US$0.7 million as of December 31, 2022, which was due to an increase in our user base and stock price fluctuation.

Conference Call Information:

UP Fintech’s management will hold an earnings conference call at 8:00 AM on May 30, 2023, U.S. Eastern Time (8:00 PM on May 30, 2023 Singapore/Hong Kong Time).

All participants wishing to attend the call must preregister online before they may receive the dial-in numbers. Preregistration may require a few minutes to complete.

Preregistration Information:

Please note that all participants will need to pre-register for the conference call, using the link: https://register.vevent.com/register/BI39b1e9859b3b4dfbb000d3240ef4cec7

It will automatically lead to the registration page of "UP Fintech Holding Limited First Quarter 2023 Earnings Conference Call", where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of the conference call will be available at https://ir.itigerup.com

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech and non-GAAP net loss or income per ADS - diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech as net loss or income attributable to ordinary shareholders of UP Fintech excluding share-based compensation and impairment loss from long-term investments. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech divided by the weighted average number of diluted ADSs.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech enables our management to assess our operating results without considering the impact of share-based compensation and impairment loss from long-term investments. We also believe that the use of these non-GAAP financial measures facilitates investors' assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation and impairment loss from long-term investments have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating expenses, net loss or income attributable to ordinary shareholders of UP Fintech or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itigerup.com.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, the Company’s strategic and operational plans and expectations regarding growth and expansion of its business lines, and the Company’s plans for future financing of its business contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s ability to effectively implement its growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; the effects of the global COVID-19 pandemic; and governmental policies and regulations affecting the Company’s industry and general economic conditions in China, Singapore and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 26, 2023. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars ("US$"))

	As of December 31,	As of March31,
	2022	2023
	US$	US$
Assets:
Cash and cash equivalents	277,660,847	227,835,442
Cash-segregated for regulatory purpose	1,678,067,682	1,623,366,552
Term deposits	945,533	943,931
Receivables from customers (net of allowance of US$696,508 and US$790,596 as of December 31, 2022 and March 31, 2023)	644,691,190	772,759,789
Receivables from brokers, dealers, and clearing organizations	956,945,581	864,896,702
Financial instruments held, at fair value	162,535,184	281,555,119
Prepaid expenses and other current assets	12,963,375	11,147,139
Amounts due from related parties	4,769,475	4,530,891
Total current assets	3,738,578,867	3,787,035,565
Non-current assets:
Right-of-use assets	13,960,092	12,666,627
Property, equipment and intangible assets, net	16,504,065	17,179,882
Goodwill	2,492,668	2,492,668
Long-term investments	7,928,499	7,940,122
Other non-current assets	4,773,925	4,864,215
Deferred tax assets	13,122,272	11,995,340
Total non-current assets	58,781,521	57,138,854
Total assets	3,797,360,388	3,844,174,419
Current liabilities:
Payables to customers	2,996,405,447	2,811,287,931
Payables to brokers, dealers and clearing organizations	138,620,746	359,148,975
Accrued expenses and other current liabilities	37,777,749	39,393,250
Deferred income – current	1,800,298	1,731,350
Lease liabilities – current	5,490,079	5,432,997
Amounts due to related parties	461,704	111,294
Total current liabilities	3,180,556,023	3,217,105,797
Convertible bonds	154,337,483	154,960,800
Deferred income – non-current	388,423	—
Lease liabilities – non-current	8,390,077	7,025,258
Deferred tax liabilities	2,059,748	2,587,728
Total liabilities	3,345,731,754	3,381,679,583
Mezzanine equity
Subscriptions receivable from redeemable non-controlling interests	(43,496)	—
Redeemable non-controlling interest	4,685,238	4,817,947
Total Mezzanine equity	4,641,742	4,817,947
Shareholders’ equity:
Class A ordinary shares	22,213	22,271
Class B ordinary shares	976	976
Additional paid-in capital	495,705,684	497,992,290
Statutory reserve	6,171,627	6,171,627
Accumulated deficit	(50,366,734)	(42,296,016)
Treasury Stock	(2,172,819)	(2,172,819)
Accumulated other comprehensive loss	(2,231,411)	(1,842,457)
Total UP Fintech shareholders' equity	447,129,536	457,875,872
Non-controlling interests	(142,644)	(198,983)
Total equity	446,986,892	457,676,889
Total liabilities, mezzanine equity and equity	3,797,360,388	3,844,174,419

UP FINTECH HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(All amounts in U.S. dollars ("US$"), except for number of shares (or ADSs) and per share (or ADS) data)
	For the three months ended
	March31,	December 31,	March 31,
	2022	2022	2023
	US$	US$	US$
Revenues(a):
Commissions	30,470,318	24,929,536	25,438,506
Interest related income
Financing service fees	1,566,458	2,682,657	2,852,583
Interest income	15,456,486	30,442,796	34,587,516
Other revenues	5,135,441	5,799,368	3,447,071
Total revenues	52,628,703	63,854,357	66,325,676
Interest expense(a)	(3,650,690)	(7,187,936)	(8,407,961)
Total Net Revenues	48,978,013	56,666,421	57,917,715
Operating costs and expenses:
Execution and clearing(a)	(4,508,760)	(4,021,314)	(2,431,835)
Employee compensation and benefits	(27,475,391)	(24,479,754)	(24,406,288)
Occupancy, depreciation and amortization	(2,047,168)	(2,021,735)	(2,432,786)
Communication and market data(a)	(6,369,107)	(7,062,603)	(6,956,631)
Marketing and branding	(9,956,833)	(7,401,281)	(5,184,197)
General and administrative	(4,547,384)	(5,930,497)	(4,500,720)
Total operating costs and expenses	(54,904,643)	(50,917,184)	(45,912,457)
Other income (expense):
Others, net	(425,643)	(2,122,058)	331,666
Income (loss) before income tax	(6,352,273)	3,627,179	12,336,924
Income tax benefits (expenses)	473,690	(2,378,919)	(4,317,220)
Net income (loss)	(5,878,583)	1,248,260	8,019,704
Less: net loss attributable to non-controlling interests	—	(53,236)	(51,014)
Accretion of redeemable non-controlling interests to redemption value	—	(58,776)	(107,285)
Net income (loss) attributable to ordinary shareholders of UP Fintech	(5,878,583)	1,242,720	7,963,433
Other comprehensive income (loss), net of tax:
Unrealized loss on available-for-sale investments	(265,687)	(502,903)	—
Changes in cumulative foreign currency translation adjustment	993,440	3,470,152	388,546
Total Comprehensive income (loss)	(5,150,830)	4,215,509	8,408,250
Less: comprehensive loss attributable to non-controlling interests	—	(57,597)	(51,422)
Accretion of redeemable non-controlling interests to redemption value	—	(58,776)	(107,285)
Total Comprehensive income (loss) attributable to ordinary shareholders of Up Fintech	(5,150,830)	4,214,330	8,352,387
Net income (loss) per ordinary share:
Basic	(0.003)	0.001	0.003
Diluted	(0.003)	0.001	0.003
Net income (loss) per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	(0.039)	0.008	0.052
Diluted	(0.039)	0.008	0.051
Weighted average number of ordinary shares used in calculating net loss per ordinary share:
Basic	2,279,261,602	2,303,576,341	2,312,971,270
Diluted	2,279,261,602	2,330,738,240	2,404,737,701

(a) Includes the following revenues, costs and expenses resulting from transactions with related parties as follow:

	For the three months ended
	March 31,	December 31,	March 31,
	2022	2022	2023
	US$	US$	US$
Revenues:
Commissions	3,986,037	9,582	1,197
Interest related income
Financing service fees	1,329,490	—	—
Interest income	4,692,011	36,439	40,612
Other revenues	1,805,126	—	—
Interest expense	(2,056,556)	—	—
Execution and clearing	(1,751,505)	—	—
Communication and market data	(25,000)	(34,650)	(34,650)

Reconciliations of Unaudited Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars ("US$"), except for number of ADSs and per ADS data)

	For the three months ended March 31, 2022				For the three months ended December 31, 2022				For the three months ended March 31, 2023
		non-GAAP				non-GAAP				non-GAAP
	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP
	US$	US$		US$	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
		3,459,283	(1)			3,101,266	(1)			2,363,930	(1)
		472,605	(2)			175,000	(2)			—	(2)
Net income (loss) attributable to ordinary shareholders of UP Fintech	(5,878,583)	3,931,888		(1,946,695)	1,242,720	3,276,266		4,518,986	7,963,433	2,363,930		10,327,363

Net income (loss) per ADS - diluted	(0.039)			(0.013)	0.008			0.029	0.051			0.066
Weighted average number of ADSs used in calculating diluted net income (loss) per ADS	151,950,773			151,950,773	155,382,549			155,382,549	160,315,847			160,315,847
(1)
Share-based compensation.
(2)
Impairment loss from long-term investments.